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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Belluna Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 06 2007
THOMSON FINANCIAL

FILE NO. 82- 05233

FISCAL YEAR 3-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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AR/S (ANNUAL REPORT) ☑

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OICF/BY: dee

DAT : 8/31/07

BELLUNA CO., LTD.

ANNUAL REPORT 2007

For the fiscal year ended March 31,2007


BELLUNA

Confronted by an increasingly competitive operating environment, we are harvesting our database and other management resources that have been cultivated through our mail order business to expand into high-potential and profitable fields.



Sales and Income Increases for 15 Consecutive Years

Fiscal 2007, ended March 31, 2007, marked another milestone for Belluna. Net sales and income surpassed the previous fiscal year, representing growth that spans 15 consecutive fiscal years. Amid intense competition and a generally floundering mail order market, Belluna is distinguished by its outstanding results.

Net Income ¥ 7,141 Million

Net income in the fiscal year under review rose 3.0% year on year to ¥7,141 million.

Net Sales ¥ 129,912 Million

In fiscal 2007, net sales were ¥129,912 million, an increase of 6.5% compared with the previous fiscal year.

CONTENTS

Boasting the Industry's No.1 Profitability

Belluna boasts the highest profitability among general mail order businesses in Japan. This is primarily attributed to its multifaceted business portfolio that maintains optimal balance between growth and profitability.

Customer Base that Exceeds Registered Members

Focusing on its mainstay mail order business, Belluna boasts 10 million registered members on a cumulative basis. In addition to contact details, Belluna maintains information on individual customer transactions on its database, which serves as an invaluable management tool for assessing consumer consumption patterns and trends.

Main Customers: Women in Their 20s-60s

In light of their increased purchasing power, women in their 20s through 60s comprise Belluna's principal target market. From a marketing perspective, Belluna is particularly adept at reaching middle-aged women through print media.

Around 800 Thousand New Customers per Year

Each year, Belluna attracts approximately 800,000 new customers. Utilizing advertising literature inserted in newspapers, the Company's ability to sign up new members is a key source of competitive advantage.

50% of the Company's Earnings Generated Outside the Mail Order Business

Leveraging its database and other management resources, Belluna is seeking out growth in fields outside its mainstay business. Targeting highly profitable fields, approximately 50% of the Company's consolidated operating income is today derived from non-mail order activities.

Note: Non-mail order activities include the advanced finance, Belluna Operation Trust (BOT), property and other businesses.







Recognizing the importance of its core catalog business, the Company will pursue and extend synergy benefits to uncover other independent businesses.

Kiyoshi Yasuno

President and Representative Director KIYOSHI YASUNO

Celebrating Sales and Income Growth that Spans 15 Consecutive Fiscal Years

Fiscal 2007, ended March 31, 2007, marked another milestone for the Belluna Group. Consolidated net sales rose 6.5% to ¥129,912 million, while operating income climbed 7.6% to ¥12,122 million. Buoyed by an overall robust performance, net income improved 3.0% to ¥7,141 million. Collectively, these results represent sales and income growth that spans 15 consecutive fiscal years.

Looking at business conditions in Japan, the Company's principal operating base, the domestic economy continues to enjoy moderate recovery and growth. Despite a favorable operating environment, however, this increased activity is of only limited benefit. In the mail order business, for example, conditions remain mixed. The overall market expansion—reflecting increased use of the Internet and television as effective marketing tools—is offset by the continuous inflow of new market entrants and intensifying competition.

As a company with origins as a mail order business, Belluna is steadily evolving into a diversified enterprise. Utilizing such management resources as its infrastructure and customer base that today exceeds a cumulative 10 million registered members, the Company is expanding its business activities to include, for example, financial and customized client services. Fueled by success in each of its business categories, Belluna is experiencing management resource growth. These resources are then used to cultivate new businesses, which in turn contribute to ongoing development. Underpinned by this positive growth cycle, Belluna has continued to promote a portfolio approach that balances business expansion with profitability. In this manner, the Company is able to maintain stable growth even amid a harsh operating environment.

ASUNARO Plan Progress Report and Future Outlook

Guided by the ASUNARO Plan, a five-year medium-term management roadmap that commenced in fiscal 2007, Belluna will continue to promote its established portfolio approach to business development, and also implement M&A strategies as a means to ensure business expansion. Based on these and other initiatives, the Company is working toward its operating income target of ¥20,000 million in fiscal 2011.

In the fiscal year under review, operating income was








140,000
120,000
10,000
8,000
6,000
4,000
2,000
0
105,126
109,626
115,098
121,938
129,912
03
04
05
06
07

Net Sales (Millions of yen)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,253
6,490
6,777
6,935
7,141
03
04
05
06
07

Net Income (Millions of yen)


20,000
16,000
12,000
8,000
4,000
0
Target
Actual
12,700
12,122
14,200
15,900
17,800
20,000
07
08
09
10
11

Operating Income under ASUNARO Plan (Millions of yen)

¥12,122 million, ¥578 million less than the established target fiscal 2007. This is attributed to the decrease in net sales, the increase in selling, general and administrative expenses, the introduction of a point service program in the catalog business, and a substantial transfer to the allowance for refundable excess interest in the advanced finance business following changes to accounting standards for allowances and reserves.

To ensure that the Company achieves its quantitative targets, Belluna will reorganize its catalog business by rebuilding its merchandising capabilities, a traditional Belluna strength, and its ability to secure new customers. As the first fiscal year in which the Company established an allowance for its point service program, Belluna does not anticipate any major deterioration in ensuing fiscal years. On the other hand, despite its prudent approach toward the allowance for refundable excess interest in the advanced finance business in fiscal 2007, Belluna expects to again undertake a transfer in the current fiscal year to offset the growing number of interest refund claims. However, to accelerate the pace of growth, the Company will: (1) primarily focus management resources on businesses that continue to exhibit positive results; and (2) strengthen its E-commerce activities, recognized as a long-term growth driver. Guided by the ASUNARO Plan, the Company is confident of securing stable growth.

Corporate Governance and Distribution of Profits to Shareholders

Recognizing the importance of maintaining a corporate governance structure to overall corporate value, adherence to compliance principles and sound and efficient management have always been fundamental to Belluna's business activities.

Similarly, Belluna has always endeavored to develop a diverse earnings portfolio from the customer's perspective. In this fashion, the Company is committed to fulfilling its mission of delivering appropriate returns to shareholders based on stable growth and increased corporate value. Having declared a payout ratio of 48% in the fiscal year under review, the Company will continue to enhance its corporate value with the aim of consistently fulfilling shareholders' expectations.



At a Glance

Bolstered by multiple sales and profit centers that underpin its multi-faceted operations, Belluna is homing in on an innovative business model.

Belluna Co., Ltd.'s "portfolio approach" to operations and business expansion involves the concerted use of its database, infrastructure and other management resources. These resources have grown in step with the Company's advance into the mail order sales industry, where competition is intensifying, fueled by the wide spread of E-commerce and new market players from other industries. In such an operating environment, companies cannot overly rely on specific businesses; for steady and continuous growth they must pursue cross-divisional synergies and simultaneously nurture multiple sales and profit centers. A highly valued asset in our businesses remains versatility, which facilitates the strengthening and streamlining of our existing operations and has allowed us to enter new markets as finance and client support services. As a diversified enterprise, Belluna is homing in on an innovative business model by compiling a roadmap to help steer toward the establishment of tomorrow's mail order business.


Catalog Business
Single-item Mail Order Business
EC Business
Karemu
(Exhibition Sales)
Database
Financial Resources
Human Resources
Information
Know-How
Infrastructure
Strategic M&A
B to C Finance
BOT Business
Corporate Clients
Property Business
Wholesale
B to B Finance

Business Category
← Primary Business for supply and utilization
← Secondary Business

Catalog Business

07/3 Operating Income

20%

Belluna's core operation, the catalog business handles general mail order sales activities. Targeting different generations of consumers, we publish leaflets and catalogs that cover apparel and sundry goods. We are enhancing services via the Internet for home PCs and mobile phones, thereby expanding our customer base.

Main Products and Services
- General fashion catalogs for middle-aged women
- General fashion catalogs for younger women
- Shopping Web sites for home PCs
- Shopping Web sites for mobile phones

Single-item Mail Order Business

07/3 Operating Income

31%

The single-item mail order business specializes in such products as foods, wine, cosmetics and health foods. The products sold in this business tend to attract repeat orders for the same product by the same customer, a major factor in the high profits the business generates.

Main Products and Services
- Foods and flower catalogs
- Wine catalogs
- Cosmetics catalogs
- Health food catalogs

07/3 Operating Income

20%

The advanced finance business provides consumer-financing services that utilize the extensive customer database compiled by Belluna's mail order sales business. Leveraging the know-how in consumer financing services, we also provide collateralized financing services to corporate clients and financing services in South Korea.

Main Products and Services
- B to B financing services
- B to C financing services

BOT Business

[illegible]

07/3 Operating Income

15%

In the Belluna Operation Trust (BOT) business, Belluna provides its corporate clients with charged services to enclose and mail out their sales promotion materials with catalogs and products that the Company sends out to its customers. Belluna also offers order-processing and product dispatch services on a commission basis by taking advantage of our service infrastructure.

Main Products and Services
- Promotion support operations: enclosure of clients' sales promotion materials; mail-out services for clients' direct mailings; advertising services
- Mail order support business: commissioned services for call center operations, product dispatch and entire mail order sales operations

Karemu Business

07/3 Operating Income

-2%

In the Karemu business, Belluna effectively utilizes its customer database to sell kimonos (Japanese traditional clothes), jewelry and other goods.

Main Products and Services
- Sales of kimonos and jewelry

Property Business

07/3 Operating Income

15%

Major operations in the real estate business include the leasing of spaces in commercial buildings and high-value-added real estate redevelopment projects. The real estate business was spun off from the Other business to become an independent segment during the fiscal year under review.

Main Products and Services
- Real estate leasing operations
- Real estate redevelopment operations

Other Business

07/3 Operating Income

1%

Rechanneling our product planning know-how, we are undertaking wholesale operations targeting department stores and the Japanese Consumers' Co-operative Union.

Main Products and Services
- Wholesale operations

Catalog Business





80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
79,644
79,028
80,869
05
06
07

Net Sales (Millions of yen)



5,000
4,000
3,000
2,000
1,000
0
4,227
3,334
2,377
05
06
07

Operating Income (Millions of yen)

Overview

The advent of the multimedia age, combined with intensifying competition among retail outlets, has meant that traditional mail-order service providers are facing a harsh operating environment. Targeting Japanese women who are mainly middle-aged or older, Belluna recorded net sales for the fiscal period ended March 31, 2007 of ¥80,869 million, up 2.3% compared with the previous fiscal year. Operating income dropped 28.7% to ¥2,377 million. The effects of these cost reduction measures have been negatively offset by allowances for losses from a newly introduced loyalty point program and increased logistics expenses. This was despite efforts to keep initial costs to a minimum by dealing directly with overseas factories and controlling media costs.

Outlook

Belluna will undertake organizational restructuring in the fiscal year ending March 31, 2008, with a twofold aim: to attract new customers and to build a structure that enables product development and media production to be more in tune with individual customer types. In addition, our E-commerce business will be reinforced and the product lineup diversified to increase the number of younger and male customers as part of overall catalog business growth strategies. Fully expecting that the impact from the costs incurred from the loyalty point program will diminish in the current fiscal year, we will endeavor to reduce logistics expenses by comprehensively reviewing and streamlining our product lineup.

With its senior management focused on streamlining costs by reducing personnel and attracting new customers by revitalized competitiveness, Belluna is stepping up its efforts to achieve its medium-term management plan targets and to thereby secure growth.



BELLUNA

(From left to right)
BELLUNA is a general fashion catalog aimed at middle-aged women.
LE FRANT is a general fashion and sundry goods catalog aimed at middle-aged women.
LUAR is a fashion catalog for women in their 30s.
RYURYU offers fashions items for young women in their 20s.



Single-item Mail Order Business



30,000
25,000
20,000
15,000
10,000
5,000
0
23,892
27,820
29,109
05
06
07

Net Sales (Millions of yen)



4,000
3,000
2,000
1,000
0
2,461
3,140
3,741
05
06
07

Operating Income (Millions of yen)

Overview

Formerly a growth driver in a burgeoning mail order industry, the single-item mail order business in Japan is witnessing an ongoing polarization of winners and losers due to new market entrants.

In fiscal 2007, Belluna's net sales in this business were ¥29,109 million, representing year-on-year growth of 4.6%; robust performance in the gourmet division was offset by stagnation in the cosmetics division, which trades under the OZIO brand. Operating income rose significantly to ¥3,741 million, up 19.1% from the previous year, thanks to reduced initial and logistics costs at Belluna subsidiary Refre Co., Ltd., which handles health foods. Contributing approximately 30% of the entire Company's operating income, this business has established itself as a stable earnings base.

Outlook

The single-item mail order business handles products that have one salient difference to those offered by the catalog business: a higher likelihood of attracting repeat business. To attract new customers and more repeat business, Belluna will implement division-specific initiatives and aim for stable profitability.

The Company expects Refre to provide impetus for sound growth in the single-item mail order business in fiscal 2008. By proactively attracting new customers, utilizing the most effective media for each product, and continuously compressing initial and logistic costs, Refre aims to achieve growth in net sales and operating income. In the gourmet division, Belluna will reduce initial costs and concentrate on the development of B to B services. Ozio Co., Ltd. will upgrade customer services to better secure repeat business, while adopting a meticulous approach to pinpointing potential new customers to solidify the foundation for growth.



(From left to right)
The OZIO catalog specializes in cosmetics.
The Refre catalog specializes in health foods.
Iki Iki Kazoku specializes in foods and flowers.
My Wine Club is a catalog specializing in wine.

Advanced Finance Business



Maple Card
1234-567890

Overview

Substantial growth in net sales and operating income at Belluna's B to B financing services and South Korean financing services—operated by subsidiaries Sunstage Co., Ltd. and Bell-Net Credit Co., Ltd., respectively—was not enough to offset the negative impact of overcharged interest repayments at domestic B to C financing services. Thus the advanced finance business on the whole improved its net sales, while operating income decreased. A total allowance for refundable excess interest of ¥1,252 million was conservatively appropriated to prepare for repayment requests.



9,000
6,000
3,000
0
5,266
6,134
8,429
05
06
07

Net Sales (Millions of yen)



3,000
2,500
2,000
1,500
1,000
500
0
2,110
2,502
2,405
05
06
07

Operating Income (Millions of yen)

Outlook

Belluna's medium-term management plan positions the advanced finance business as another core earnings base and growth factor, alongside the single-item mail order business. However, much depends on the incidence of customers requesting interest charge repayments. Domestic B to C financing services to credible customers with an unblemished history of transactions from Belluna's catalog business receives fewer repayment requests than major consumer financing companies. To counter increasing requests, Belluna plans to provide for a sufficient allowance during fiscal 2008. Should the number of such requests stay at expected levels, the Company will likely achieve profitability, although not completely ruling out the possibility of the opposite being the case.

As another preemptive measure, this time to counter the setting of the lower interest rate cap scheduled for 2009, Belluna will focus on debt collection and work to reduce operating expenses for higher operating efficiency.

Sunstage and Bell-Net Credit will adhere to stringent standards in their credit checks and expand their customer base to tap new demand, thereby securing growth in net sales and operating income.



(L) Sunstage homepage
(R) Bell-Net Credit homepage



BOT
(Belluna Operation Trust)
Business



2,500
2,000
1,500
1,000
500
0
2,408
2,151
2,211
05
06
07

Net Sales
(Millions of yen)



2,500
2,000
1,500
1,000
500
0
2,271
1,877
1,836
05
06
07

Operating Income
(Millions of yen)

Overview

Through its Belluna Operation Trust (BOT) business, the Company has expanded its enclosure and mail-out services activities by tapping demand from corporate clients. In promotion support operations the amount of commissioned services decreased due to a lack of business growth at key corporate clients. In the mail order support business, we endeavored to reinforce our business base, but BOT business net sales and operating income remained almost unchanged year on year.

Outlook

In the current fiscal year, Belluna will diversify its service portfolio through the more effective use of its Group companies' database and continue to develop new corporate clients.



Karemu Business



4,000
3,500
3,000
2,500
1,000
500
0
2,364
3,254
3,546
05
06
07

Net Sales
(Millions of yen)



0
-400
-500
05
06
07
(386)
(218)
(309)

Operating Income
(Millions of yen)

Overview

Despite taking full advantage of Belluna's database, which includes details of non-active members or customers, Karemu recorded an operating loss due to the negative impact caused by a competitor's illegal sales methods.

Outlook

Prioritizing a shift to a profitable business structure, Belluna will accelerate consolidation of and withdrawal from unprofitable offices, and work to achieve higher efficiency in exhibition administration during the current fiscal year. In order to maintain Belluna's impeccable reputation, the Company will ensure that its compliance principles and systems are rigorously adhered to throughout its operations and that its human resources receive full training.



Property Business


5,000
4,000
3,000
2,000
1,000
0
872
2,583
4,395
05
06
07
2,000
1,500
1,000
500
0
156
452
1,846
05
06
07
Net Sales
(Millions of yen)
Operating Income
(Millions of yen)

Overview:

Belluna's real estate business achieved significant growth in net sales and operating income, buoyed by favorable market conditions in the Japanese real estate market. In addition to the stable earnings base of rental revenues from the Company's real estate leasing operations, gain from the sale of standing properties contributed to growth.

Outlook:

For the current fiscal year, Belluna will focus on high-value-added real estate redevelopment projects. Particularly, we will strengthen efficient asset procurement and create added value in procured assets. We aim to make the real estate business a reliable earnings source by optimally balancing profitability and risk-taking.



Other Business


2,000
1,500
1,000
500
0
1,110
1,349
1,670
05
06
07
150
125
100
75
50
25
0
48
90
126
05
06
07
Net Sales
(Millions of yen)
Operating Income
(Millions of yen)

Overview:

Belluna's wholesale business, which targets department stores and the Japanese Consumers' Cooperative Union, leverages the Group's expertise in product planning and media production. The expansion in net sales and operating income in the fiscal year under review was mainly due to efforts to tap more demand from department stores.

Outlook:

The structure of the wholesale business facilitates the supply of comprehensive and reliable services to our corporate clients, from product selection to sales promotion materials production. In the current fiscal year, we will better utilize Groupwide product information, reinforce our product planning and service proposal capabilities, and expand our distribution channels to stabilize performance.

Six-Year Financial Summary

Years ended March 31	Millions of yen 2002	2003	2004	2005	2006	2007	Thousands of U.S. dollars 2007
For the year:							
Net sales	90,016	105,126	109,626	115,098	121,938	129,912	1,100,482
Cost of sales	39,593	45,865	47,073	48,206	51,409	53,675	454,680
Gross profit	50,838	59,759	62,839	66,891	70,536	76,275	646,124
Selling, general and administrative expenses	41,631	49,074	52,670	56,010	59,274	64,153	543,439
Operating income	9,206	10,684	10,169	10,881	11,261	12,122	102,685
Income before income taxes and minority interests	8,600	10,615	10,965	11,320	11,726	12,686	107,462
Net income	4,975	6,253	6,490	6,777	6,935	7,141	60,491
Capital investment	1,560	4,114	3,372	2,153	1,674	2,739	23,202
Depreciation	716	761	1,069	1,012	956	965	8,174
At year-end:							
Current assets	53,962	55,239	58,046	60,919	80,168	107,801	913,180
Property, plant and equipment	19,971	23,319	25,598	26,727	27,514	26,089	220,999
Total assets	76,940	86,255	93,256	97,015	119,253	149,239	1,264,201
Current liabilities	33,626	35,434	35,829	38,880	44,089	50,326	426,310
Long-term liabilities	10,398	13,478	14,711	9,161	17,853	34,194	289,656
Total liabilities	44,025	48,913	50,541	48,041	61,942	84,520	715,967
Net assets (*1)	—	—	—	—	—	64,718	548,225
Total shareholders' equity	32,915	37,342	42,703	48,920	57,197	—	—
Number of shares issued (thousands)	19,569	21,530	21,695	23,894	27,001	56,592	
Number of employees	752	753	789	913	1,027	1,102	

	Yen 2002	2003	2004	2005	2006	2007	U.S. dollars 2007
Per share data:							
Net income per share (*2)	95.51	121.83	127.85	133.47	137.47	134.88	1.14
Shareholders' equity per share (*3)	1,682.13	1,760.57	2,035.47	2,119.40	2,220.42	1,223.95	10.37
Cash dividends per share	25	25	25	25	30	15	0.13

	Percentage (%) 2002	2003	2004	2005	2006	2007
Financial ratios:						
Operating income margin	10.2	10.2	9.3	9.5	9.2	9.3
Net income margin	5.5	5.9	5.9	5.9	5.7	5.5
Return on equity (ROE) (*4)	16.3	17.8	16.2	14.8	13.1	11.7
Return on asset (ROA) (*5)	12.6	13.2	11.8	12.0	10.9	9.3
Shareholders' equity ratio (*4)	42.8	43.3	45.8	50.4	48.0	43.3

(*1) Effective from fiscal 2007, Belluna adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Corporate Accounting Standard No. 5, December 9, 2005) and the Guidelines for Application of Accounting Standard for Presentation of Net Assets in the Balance Sheet (Corporate Accounting Standard Guidelines No. 8, December 9, 2005).

(*2) Belluna executed 1.1-for-1 stock splits on May 21, 2002, May 20, 2004 and May 20, 2005. In addition, the Company executed a 2-for-1 stock split on April 1, 2006. Figures for fiscal 2006 and previous fiscal years have been adjusted based on the average number of shares during the fiscal year under review.

(*3) Net assets per share is presented in the line item Shareholders' equity per share for fiscal 2007. In the calculation of net assets per share, net assets less the amount equivalent to minority interests are used. For fiscal 2006 and previous fiscal years, the conventional shareholders' equity per share is presented in the line item.

(*4) In the calculation of ROE and Shareholders' equity ratio, net assets less the amount equivalent to minority interests are used. For fiscal 2006 and previous fiscal years, the conventional total shareholders' equity is used in the calculation.

(*5) ROA is the total of operating income and interest and dividend income divided by the annual average of total assets.

(*6) The U.S. dollar amounts have been translated from yen, for the convenience of the reader, at the rate of ¥118.05 = US$1.00, the approximate rate on the Tokyo foreign exchange market on March 30, 2007.

Financial Review

Overview

In fiscal 2007, ended March 31, 2007, conditions in the Japanese economy were mixed. On the one hand, robust export activity and capital expenditure in the corporate sector contributed to a modest but persistent economic recovery. On the other hand, personal consumption that was generally weak overall led to fluctuating fortunes in the retail sector. In the mail order business, Belluna's primary operating field, the market was characterized by continued healthy expansion. However, this was in part offset by an influx of new entrants and an increasingly competitive operating environment.

Against this backdrop, Belluna continued to fortify its "portfolio approach," which achieves optimal balance between growth and profitability, while enhancing the quality of service. As a result, Belluna posted year-on-year growth in consolidated net sales and net income for the 15th consecutive fiscal year.

Net Sales

In the fiscal year under review, Belluna posted year-on-year growth in each of its business segments. As a result, consolidated net sales climbed 6.5% compared with the previous fiscal year to ¥129,912 million. Brief details of business results by individual business segment follow. (For additional information, please refer to "Review of Operations" on pages 6 through 10.)

In the mainstay Catalog business, Belluna enjoyed steady growth in its clothing operations. Results were also sound in the Single-item Mail Order business on the back of contributions from Refre Co., Ltd., which is engaged in mail order sales of functional and health foods. In the Advanced Finance business, the Company posted a significant jump in loans receivable supported by robust demand especially in domestic corporate and South Korean consumer sectors. Despite a decline in orders from major clients in the Belluna Operation Trust (BOT) business, which consists of an enclosure and mailout service as well as a contracted outsourcing business, Belluna experienced revenue growth in the second half buoyed by robust demand from other clients. Karemu exhibition sales increased compared with the previous fiscal year, reflecting the positive impact of seven newly opened offices and successful efforts to reinforce marketing capabilities. The Property business, which is centered on real estate rental and development, recorded a significant year-on-year surge thanks to property sales. The Company also expanded its wholesale services as the Other business, resulting in a robust upswing in year-on-year sales.

Earnings

Consistent with the increase in consolidated net sales, operating income rose 7.6% compared with the previous fiscal year to ¥12,122 million. This was also attributed to successful efforts to promote greater efficiencies in logistics and marketing expenses. In the fiscal year under review, Belluna's operating income margin edged up from 9.2% in fiscal 2006 to 9.3%.

Looking at earnings by business segment, operating income declined in the Catalog business due to an allowance posted following the introduction of a point service program. Belluna also reported slight drops in operating income in both the Advanced Finance and BOT businesses. These were attributed to excess interest repayment claims in consumer finance activities, resulting in an increase in the allowance for refundable excess interest, and the Company's inability to fully compensate for the deterioration in first-half revenues,


(Millions of yen)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
105,126
109,626
115,098
121,938
129,912
03
04
05
06
07

Net Sales


(Millions of yen)
(%)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
15
10
5
0
10,684
10,169
10,881
11,261
12,122
10.2
9.3
9.5
9.2
9.3
03
04
05
06
07

Operating Income and
Operating Income Margin

☐ Operating Income
-○- Operating Income Margin

respectively. In the Karemu (exhibition sales) business, Belluna again incurred an operating loss owing to the increase in personnel expenses. Despite the decline in each of these business segments, the Company reported operating income growth in the Single-item Mail Order, Property and Other businesses due to improved efficiencies in operating costs. (For additional information, please refer to "Review of Operations" on pages 6 through 10.)

In the fiscal year under review, Belluna experienced a decline in non-operating income mainly reflecting the year-on-year drop in interest and dividend income. While foreign exchange losses for the fiscal year fell, non-operating expenses increased compared with the previous fiscal year. Despite these factors, ordinary income rose 4.2% to ¥12,622 million. Income before income taxes and minority interests also improved 8.2% year on year to ¥12,686 million.

After accounting for income taxes and minority interests, net income for the fiscal year under review amounted to ¥7,141 million, an increase of 3.0% compared with the previous fiscal year. The ratio of net income to net sales was 5.5%, down from 5.7% in fiscal 2006.

Net income per share was ¥134.88 compared with ¥137.47 in the previous fiscal year. This comparison is after restating fiscal 2006 data to account for a 2-for-1 stock split executed on April 1, 2006. Belluna has declared a year-end cash dividend of ¥7.50 per common share. Together with the interim dividend, the Company pays an annual cash dividend of ¥15 per common share. This is in line with the previous fiscal year after accounting for the stock split.

Financial Condition

As of March 31, 2007, total assets stood at ¥149,239 million, up ¥29,986 million from ¥119,253 million at the end of the previous fiscal year. Current assets climbed ¥27,633 million year on year to ¥107,801 million, reflecting an upswing in trade loans in the Advanced Finance business and the temporary increase in cash on hand and in banks following the issue of convertible bonds (bonds with stock acquisition rights). Fixed assets rose ¥2,353 million compared with the previous fiscal year-end to ¥41,437 million mainly due to the increase in investment securities.

Total liabilities stood at ¥84,520 million, up ¥22,578 million compared with March 31, 2006. Major components were current liabilities, which amounted to ¥50,326 million, an increase of ¥6,237 million, and long-term liabilities of ¥34,194 million, up ¥16,341 million, primarily attributed to the afore-mentioned issue of convertible bonds and the increase in long-term borrowings.

As of March 31, 2007, net assets (see Note 1) stood at ¥64,718 million, up from ¥57,310 million (the total of minority interests and shareholders' equity) as of the end of the previous fiscal year. This increase was mainly attributed to retained earnings growth and the impact on capital stock and capital surplus following the exercise of stock acquisition rights. Consistent with the increase in net assets, ROE (see Note 2) was 11.7% compared with 13.1% in the previous fiscal year.

Notes:
1. From the fiscal year under review, Belluna has adopted Accounting Standards and Implementation Guidelines for the Presentation of Net Assets in the Balance Sheet.
2. Equity, defined as net assets less minority interests (average period-end balance), has been used to calculate ROE.


(Millions of yen)
(Yen)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
150
140
130
120
110
100
6,253
6,490
6,777
6,935
7,141
121.83
127.85
133.47
137.47
134.88
03
04
05
06
07

Net Income and
Net Income per Share

☐ Net Income (Millions of yen)
-○- Net Income per Share (yen)


(%)
20.0
16.0
12.0
8.0
4.0
0
17.8
16.2
14.8
13.1
11.7
13.2
11.8
12.0
10.9
9.3
03
04
05
06
07

ROE and ROA

-○- ROE (See Note 4 on page 11)
-○- ROA (See Note 5 on page 11)

Cash Flows

Net cash used by operating activities was ¥5,964 million compared with ¥1,609 million in the previous fiscal year. Major components were an upswing in income before income taxes and minority interests and a significant increase in trade loans in the Advanced Finance business. Excluding the trade loans, cash flows provided by operating activities totaled ¥8,179 million, an annual increase of ¥747 million.

Net cash used by investing activities amounted to ¥8,539 million, up from ¥1,900 million in fiscal 2006. This was mainly attributed to acquisition of property, plant and equipment and investment securities.

Net cash provided by financing activities climbed from ¥14,802 million in the previous fiscal year to ¥20,703 million. The principal cash inflows were proceeds from long-term borrowings and proceeds from the issue of convertible bonds (bonds with stock acquisition rights).

As a result of the aforementioned activities, and after accounting for cash and cash equivalents of a newly consolidated subsidiary, cash and cash equivalents at the end of the year amounted to ¥26,385 million, an increase of ¥6,425 million compared with the previous fiscal year-end.

Management Targets

Working to secure maximum profit and shareholder value by optimizing the efficacy and efficiency of its management resources, Belluna endeavors to improve its performance in the key benchmarks of operating income, operating income margin and ROE.

Guided by the ASUNARO* Plan, Belluna's medium-term management plan, the Company is working diligently to secure sustainable growth and to increasingly evolve and augment its status as a diversified enterprise. To this end, Belluna has implemented a "portfolio approach," selectively allocating management resources to ensure optimal balance between growth and profit. At the same time, the Company is promoting cost effective, high-quality management and placing increased emphasis on new growth strategies that incorporate overseas business expansion and M&A. Through these means, Belluna is actively pursuing business development.

Note:
Asunaro, a type of Japanese tree associated with making dreams come true or moving to the next stage.



(Millions of yen)
(%)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
60
50
40
30
20
10
0
37,343
42,703
48,920
57,197
64,568*
43.3
45.8
50.4
48.0
43.3
03
04
05
06
07

Shareholders' Equity and Shareholders' Equity Ratio

☐ Shareholders' Equity
-○- Shareholders' Equity Ratio (See Note 4 on page 11)

Note: Net assets less minority interests



(Millions of yen)
10,000
8,000
6,000
4,000
2,000
0
-2,000
-4,000
-6,000
-8,000
6,689
7,405
7,245
7,496
(1,948)
2,507
(1,609)
7,432
(5,964)
8,179
03
04
05
06
07

Operating Cash Flow and Adjusted Operating Cash Flow

☐ Operating Cash Flow
☐ Adjusted Operating Cash Flow (excluding trade loans)

Business Risks

Statutory Regulations

a. Belluna's Advanced Finance business is regulated by the Money-lending Business Control and Regulation Law, the Law on Regulation of Receiving of Capital Subscription, Deposits, and Interest Rates, etc. as well as related laws and regulations. Looking ahead, amendments to these laws and regulations and issues relating to the return of excess interest payments could affect the Company's operating performance.

b. The Catalog and Single-item Mail Order sales businesses are subject to a variety of laws and regulations, including the Law for Preventing Unjustifiable Extra or Unexpected Benefit and Misleading Representation and the Law Concerning Standardization and Proper Labeling of Agricultural and Forestry Products. Belluna has established internal control and administrative systems to promote strict compliance with such laws and regulations. Despite these initiatives, however, the possibility exists that certain laws and regulations may be breached due to illegal activity or the actions of vendors. In the event that a violation should occur, the Company's reputation may suffer. In addition, Belluna may be required to make certain compensatory payments, significantly impacting the Company's operating performance.

Climate and Seasonal Risks

While Belluna formulates sales plans based on seasonal product trends, inclement weather including cool summers, warm winters and extended periods of heavy rain may place downward pressure on sales activities and cause additional problems such as excess inventories. As a result, the Company's operating performance may be negatively affected.

Overseas Environment

a. Belluna procures the majority of its products overseas, particularly from China, in an effort to produce competitive products and to reduce manufacturing costs. A wide variety of factors including changes in the political environment, unforeseen amendments to laws and regulations, a shortage in labor supply, strikes, demonstrations, a deterioration in economic conditions and natural disasters could result in the Company's operating performance being negatively affected.

b. Inherent risks in the finance business in South Korea, including amendments to applicable laws and regulations, unexpected deterioration in the credit standing of clients, a general economic slump and growing tensions with North Korea could impact the Group's overall operating performance.

Foreign Exchange Risk

In the natural course of its business activities, Belluna imports certain products denominated in foreign currencies. In an effort to minimize the risk from foreign exchange rate fluctuations, the Company enters into hedge transactions including forward foreign exchange rate contracts. Despite these initiatives, a substantial movement in foreign exchange rates could affect Belluna's operating performance.

Protection of Personal Information

As a Company that handles personal information, Belluna is subject to the Personal Information Protection Law, which came into effect in April 2005. The Company makes every effort to adhere strictly to all relevant laws and regulations while strengthening its internal control systems to prevent the unauthorized outflow of information. If, however, any such information should be leaked, the Company may incur significant damage to its reputation and deterioration in its operating performance.

Systems Risk

Computers play a significant role in the overall management and operations of the Company's business. Accordingly, Belluna has introduced state-of-the-art computer systems to protect the Company against unauthorized access, computer viruses and related events. Should an extended computer malfunction arise, however, Belluna could incur significant costs up to the time of full recovery, placing downward pressure on the Company's operating performance.

The following is an English translation of the audited consolidated financial statements section of the Yukashoken Hokokusho (Annual Securities Report), originally issued in Japanese, of BELLUNA CO., LTD. and its consolidated subsidiaries for the years ended March 31, 2006 and 2007.

CONSOLIDATED FINANCIAL STATEMENTS

I. Consolidated Balance Sheets

Accounts	Notes	March 31, 2006 Amount (Millions of yen)		Ratio (%)	March 31, 2007 Amount (Millions of yen)		Ratio (%)
Assets							
I. Current assets							
1. Cash on hand and in banks			21,869			28,065	
2. Trade notes and accounts receivable			13,811			13,868	
3. Trade loans			31,204			46,591	
4. Marketable securities			497			1,376	
5. Inventories			10,610			14,798	
1) Inventories	*1		10,610			10,298	
2) Real estate for sale			–			4,499	
6. Deferred tax assets			709			878	
7. Other current assets			2,801			4,010	
Allowance for doubtful accounts			(1,336)			(1,789)	
Total current assets			80,168	67.2		107,801	72.2
II. Fixed assets							
1. Property, plant and equipment							
(a) Buildings and structures	*1	18,249			17,829		
Accumulated depreciation		6,883	11,365		6,955	10,873	
(b) Machinery and equipment		1,006			1,073		
Accumulated depreciation		789	217		826	246	
(c) Furniture and fixtures		788			998		
Accumulated depreciation		589	199		644	354	
(d) Land	*1		15,367			13,189	
(e) Construction in progress			366			1,426	
Total property, plant and equipment			27,514	23.1		26,089	17.5
2. Intangible fixed assets			1,281			1,589	
Total intangible fixed assets			1,281	1.1		1,589	1.1
3. Investments and other assets							
(a) Investment securities	*1, 3		7,840			9,994	
(b) Long-term lending			868			906	
(c) Contribution			0			–	
(d) Deferred tax assets			–			877	
(e) Other assets	*1		1,861			2,128	
Allowance for doubtful accounts			(284)			(147)	
Total investments and other assets			10,288	8.6		13,758	9.2
Total fixed assets			39,084	32.8		41,437	27.8
Total assets			119,253	100.0		149,239	100.0

Accounts	Notes	March 31, 2006 Amount (Millions of yen)	March 31, 2006 Ratio (%)	March 31, 2007 Amount (Millions of yen)	March 31, 2007 Ratio (%)
Liabilities					
I. Current liabilities					
1. Trade notes and accounts payable		17,560		16,787	
2. Short-term borrowings	*1, 4	11,299		18,977	
3. Current portion of convertible bonds		2,970		—	
4. Accrued expenses		7,182		8,841	
5. Income taxes payable		2,747		3,271	
6. Accrued employees' bonuses		552		551	
7. Allowance for sales returns		127		88	
8. Allowance for loss on point program		—		209	
9. Allowance for refundable excess interest		95		—	
10. Other current liabilities		1,554		1,598	
Total current liabilities		44,089	37.0	50,326	33.7
II. Long-term liabilities					
1. Straight bonds		10,000		10,000	
2. Convertible bonds		—		11,000	
3. Long-term borrowings	*1	6,597		11,003	
4. Allowance for refundable excess interest		—		1,251	
5. Allowance for employees' retirement benefits		110		134	
6. Allowance for retirement benefits for directors and corporate auditors		242		207	
7. Stock acquisition rights		119		—	
8. Deferred tax liabilities		52		—	
9. Other long-term liabilities		730		596	
Total long-term liabilities		17,853	14.9	34,194	22.9
Total liabilities		61,942	51.9	84,520	56.6
Minority interests					
Minority interests		113	0.1	—	—
Shareholders' equity					
I. Common stock	*5	8,393	7.0	—	—
II. Capital surplus		8,789	7.4	—	—
III. Retained earnings		43,242	36.3	—	—
IV. Unrealized gain on available-for-sale securities		605	0.5	—	—
V. Foreign currency translation adjustments		71	0.1	—	—
VI. Treasury stock — at cost	*6	(3,905)	(3.3)	—	—
Total shareholders' equity		57,197	48.0	—	—
Total liabilities, minority interests and shareholders' equity		119,253	100.0	—	—

Accounts	Notes	March 31, 2006 Amount (Millions of yen)		March 31, 2006 Ratio (%)	March 31, 2007 Amount (Millions of yen)		March 31, 2007 Ratio (%)
Net assets							
I. Shareholders' equity							
1. Common stock			–	–		10,607	7.1
2. Capital surplus			–	–		11,003	7.4
3. Retained earnings			–	–		49,255	33.0
4. Treasury stock			–	–		(6,545)	(4.4)
Total shareholders' equity			–	–		64,320	43.1
II. Valuation and translation adjustments, etc.							
1. Unrealized gain on available-for-sale securities			–	–		21	0.0
2. Deferred gains (losses) on certain hedge transactions			–	–		125	0.1
3. Foreign currency translation adjustments			–	–		100	0.1
Total valuation and translation adjustments, etc.			–	–		247	0.2
III. Minority interests			–	–		150	0.1
Total net assets			–	–		64,718	43.4
Total liabilities and net assets			–	–		149,239	100.0

II. Consolidated Statements of Income

Accounts	Notes	For the year ended March 31, 2006 Amount (Millions of yen)		Ratio (%)	For the year ended March 31, 2007 Amount (Millions of yen)		Ratio (%)
I. Net sales			121,938	100.0		129,912	100.0
II. Cost of sales			51,409	42.2		53,675	41.3
Gross profit			70,528	57.8		76,237	58.7
1. Reversal of allowance for sales returns		135			127		
2. Provision for allowance for sales returns		127	(8)	0.0	88	(38)	(0.0)
Gross profit—net			70,536	57.8		76,275	58.7
III. Selling, general and administrative expenses	*1		59,274	48.6		64,153	49.4
Operating income			11,261	9.2		12,122	9.3
IV. Non-operating income							
1. Interest income		208			195		
2. Dividend income		266			118		
3. Rent income		82			86		
4. Commission income		147			146		
5. Gain on sale of marketable securities		301			76		
6. Extinction of debt		46			25		
7. Compensation received		64			67		
8. Valuation gain on currency swaps and options		200			123		
9. Other		182	1,499	1.2	404	1,244	1.0
V. Non-operating expenses							
1. Interest expense		238			222		
2. Bond issue costs		46			97		
3. Foreign exchange losses		228			68		
4. Other		129	643	0.5	355	743	0.6
Ordinary income			12,118	9.9		12,622	9.7
VI. Extraordinary gains							
1. Gain on sale of investment securities		48			403		
2. Bad debt recovered		33			40		
3. Reversal of stock acquisition rights		—	82	0.1	5	448	0.3
VII. Extraordinary losses							
1. Loss on disposal of fixed assets	*2	14			16		
2. Devaluation of investment securities	*3	239			368		
3. Impairment loss	*4	42			—		
4. Bad debt expenses		68			—		
5. Provision for allowance for doubtful accounts		109	474	0.4	—	384	0.3
Income before income taxes and minority interests			11,726	9.6		12,686	9.7
Income taxes—current		4,990			6,281		
Income taxes—deferred		(247)	4,742	3.9	(781)	5,500	4.2
Minority interests			48	0.0		45	0.0
Net income			6,935	5.7		7,141	5.5

III. Consolidated Statement of Capital Surplus and Retained Earnings, and Consolidated Statement of Shareholders' Equity

Consolidated Statement of Capital Surplus and Retained Earnings

– For the year ended March 31, 2006 –

Accounts	Notes	Amount (Millions of yen)	
Capital surplus			
I. Capital surplus at beginning of the year			7,565
II. Increase in capital surplus			
1. New share issue upon capital increase		209	
2. Conversion of convertible bonds		1,014	
3. Gain on disposal of treasury stock		0	1,223
III. Capital surplus at end of the year			8,789
Retained earnings			
I. Retained earnings at beginning of the year			36,884
II. Increase in retained earnings			
1. Net income		6,935	6,935
III. Decrease in retained earnings			
1. Dividends		577	577
IV. Retained earnings at end of the year			43,242

Consolidated Statement of Shareholders' Equity

– For the year ended March 31, 2007 –

	Shareholders' equity (Millions of yen)				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	8,393	8,789	43,242	(3,905)	56,520
Changes during the year:					
New share issue upon exercise of stock acquisition rights	2,117	2,117	–	–	4,235
Conversion of convertible bonds	96	95	–	–	191
Gain on disposal of treasury stock	–	0	–	–	0
Increase resulting from inclusion of a subsidiary in the scope of consolidation	–	–	43	–	43
Dividends paid	–	–	(1,172)	–	(1,172)
Net income	–	–	7,141	–	7,141
Repurchase of treasury stock	–	–	–	(2,640)	(2,640)
Disposal of treasury stock	–	–	–	0	0
Net changes in net assets other than changes in shareholders' equity	–	–	–	–	–
Total changes during the year	2,214	2,213	6,012	(2,640)	7,800
Balance as of March 31, 2007	10,607	11,003	49,255	(6,545)	64,320

	Valuation and translation adjustments, etc. (Millions of yen)				Stock acquisition rights	Minority interests	Total net assets
	Unrealized gain on available-for-sale securities	Deferred gains (losses) on certain hedge transactions	Foreign currency translation adjustments	Total valuation and translation adjustments, etc.			
Balance as of March 31, 2006	605	–	71	676	119	113	57,430
Changes during the year:							
New share issue upon exercise of stock acquisition rights	–	–	–	–	–	–	4,235
Conversion of convertible bonds	–	–	–	–	–	–	191
Gain on disposal of treasury stock	–	–	–	–	–	–	0
Increase resulting from inclusion of a subsidiary in the scope of consolidation	–	–	–	–	–	–	43
Dividends paid	–	–	–	–	–	–	(1,172)
Net income	–	–	–	–	–	–	7,141
Repurchase of treasury stock	–	–	–	–	–	–	(2,640)
Disposal of treasury stock	–	–	–	–	–	–	0
Net changes in net assets other than changes in shareholders' equity	(584)	125	29	(429)	(119)	37	(512)
Total changes during the year	(584)	125	29	(429)	(119)	37	7,288
Balance as of March 31, 2007	21	125	100	247	–	150	64,718

IV. Consolidated Statements of Cash Flows

Accounts	Notes	For the year ended March 31, 2006 Amount (Millions of yen)	For the year ended March 31, 2007 Amount (Millions of yen)
I. Cash flows from operating activities			
Income before income taxes and minority interests		11,726	12,686
Depreciation and amortization		956	965
Impairment loss		42	–
Decrease in allowance for sales returns		(8)	(38)
Increase in allowance for doubtful accounts		272	289
Increase (decrease) in accrued employees' bonuses		67	(1)
Increase in employees' retirement benefits		5	23
Increase (decrease) in retirement benefits for directors and corporate auditors		9	(34)
Increase in allowance for loss on point program		–	209
Increase in allowance for refundable excess interest		95	1,156
Interest and dividend income		(474)	(313)
Interest expense		238	222
Gain on sale of marketable securities		(301)	(76)
Gain on sale of investment securities		(48)	(403)
Reversal of stock acquisition rights		–	(5)
Devaluation of investment securities		239	368
Loss on disposal of property, plant and equipment		14	16
Decrease (increase) in trade notes and accounts receivable		409	(50)
Increase in trade loans		(9,041)	(14,143)
Increase in inventories		(841)	(836)
Decrease (increase) in other current assets		100	(897)
Decrease in trade notes and accounts payable		(651)	(398)
Decrease in other current liabilities		(274)	1,314
Decrease in other long-term liabilities		(346)	(133)
Other		95	(221)
Sub-total		2,287	(301)
Interest and dividends received		481	314
Interest paid		(265)	(218)
Income taxes paid		(4,113)	(5,759)
Net cash used by operating activities		(1,609)	(5,964)
II. Cash flows from investing activities			
Deposits to time deposits		(309)	(2,209)
Proceeds from withdrawals of time deposits		800	2,437
Acquisition of marketable securities		(407)	(1,700)
Proceeds from sale of marketable securities		816	1,599
Acquisition of property, plant and equipment		(1,725)	(2,707)
Proceeds from sale of property, plant and equipment		0	4
Acquisition of intangible assets		(524)	(409)
Acquisition of investment securities		(3,182)	(9,119)
Proceeds from sale of investment securities		2,667	4,734
Executions of trade loans		(561)	(850)
Collections of trade loans		45	70
Executions of other investments		(382)	(427)
Proceeds from collections of other investments		862	36
Net cash used by investing activities		(1,900)	(8,539)
III. Cash flows from financing activities			
Net increase in short-term borrowings		7,213	7,330
Proceeds from long-term borrowings		4,600	6,888
Repayment of long-term borrowings		(664)	(2,045)
Proceeds from new share issue		406	4,121
Proceeds from issue of bonds		10,000	11,000
Redemption of bonds		(5,000)	(2,778)
Proceeds from disposal of treasury stock		0	0
Repurchase of treasury stock		(1,175)	(2,640)
Dividends paid		(577)	(1,172)
Net cash provided by financing activities		14,802	20,703
IV. Foreign currency translation adjustments on cash and cash equivalents		131	13
V. Net increase in cash and cash equivalents		11,424	6,212
VI. Cash and cash equivalents at beginning of the year		8,536	19,960
VII. Cash and cash equivalents of a newly consolidated subsidiary		–	212
VIII. Cash and cash equivalents at end of the year		19,960	26,385

Notes to Consolidated Financial Statements

Significant Accounting Policies

Item	For the year ended March 31, 2006	For the year ended March 31, 2007
1. Scope of Consolidation	a. Number of consolidated subsidiaries: 7 Name of major consolidated subsidiaries: Refre Co., Ltd., El Dorado Co., Ltd., Bell-Net International Hong Kong Ltd., Ozio Co., Ltd., B.N. International U.S.A. Inc., Friendly Co., Ltd., Sunstage Finance Co., Ltd.	a. Number of consolidated subsidiaries: 8 Name of major consolidated subsidiaries: Refre Co., Ltd., El Dorado Co., Ltd., Bell-Net International Hong Kong Ltd., Ozio Co., Ltd., B.N. International U.S.A. Inc., Friendly Co., Ltd., Sunstage Finance Co., Ltd., Bell-Net Credit Co., Ltd. Of the above companies, Bell-Net Credit Co., Ltd. has been consolidated from this year, because its importance to the consolidated financial statements of BELLUNA CO., LTD. (the "Company") has increased.
	b. Name of major non-consolidated subsidiaries: Granbell TV Co., Ltd., Human Resource Management Co., Ltd., Bell-Net Credit Co., Ltd. The reasons why the above subsidiaries are excluded from consolidation: These non-consolidated subsidiaries are small in terms of their total assets, total net sales, total net income or loss attributed to the equity holders of respective subsidiaries, and total retained earnings attributed to the equity holders of respective subsidiaries, and they do not have a significant effect on the consolidated financial statements of BELLUNA CO., LTD. (the "Company"). Therefore, they have been excluded from consolidation.	b. Name of major non-consolidated subsidiaries: BANKAN Co., Ltd., Wamonoya Co., Ltd., Granbell TV Co., Ltd., Human Resource Management Co., Ltd. The reasons why the above subsidiaries are excluded from consolidation: Same as at left
2. Equity Method	a. Number of non-consolidated subsidiaries accounted for by the equity method: None b. Number of affiliated companies for which the equity method is applied: None c. Names of non-consolidated subsidiaries not accounted for by the equity method: Granbell TV Co., Ltd., Human Resource Management Co. Ltd., Bell-Net Credit Co., Ltd., etc. These non-consolidated subsidiaries are small and do not have a significant effect on the consolidated net income or loss, retained earnings, etc. of the Company. Because of their overall immateriality, they have not been accounted for by the equity method.	a. Number of non-consolidated subsidiaries accounted for by the equity method: None b. Number of affiliated companies for which the equity method is applied: None c. Names of non-consolidated subsidiaries not accounted for by the equity method: BANKAN Co., Ltd., Wamonoya Co., Ltd., Granbell TV Co., Ltd., Human Resource Management Co., Ltd., etc. These non-consolidated subsidiaries are small and do not have a significant effect on the consolidated net income or loss, retained earnings, etc. of the Company. Because of their overall immateriality, they have not been accounted for by the equity method.

Item	For the year ended March 31, 2006	For the year ended March 31, 2007
3. Accounting Period of Consolidated Subsidiaries	Accounting periods of all consolidated subsidiaries are the same as the Company's accounting period.	The accounting period of Bell-Net Credit Co., Ltd., one of the consolidated subsidiaries mentioned above, ends on December 31. The financial statements of Bell-Net Credit Co., Ltd., however, are used as the basis for consolidation since the difference between their financial closing date and the consolidated financial closing date does not exceed three months. The necessary adjustments are made to the financial statements of Bell-Net Credit Co., Ltd. to reflect any significant transactions made until the consolidated financial closing date.
4. Significant Accounting Policies	a. Valuation method of significant assets i) Securities: Available-for-sale securities: Marketable securities: Marketable available-for-sale securities are carried at fair value, with any changes in unrealized gain or loss, net of the applicable income taxes, directly included in net assets. Cost of securities sold is calculated by the moving average method. Non-marketable securities: Non-marketable available-for-sale securities are carried at cost determined by the moving average method. Investments in limited liability investment business partnerships and similar partnerships, defined as a security under Item 2 of Article 2 of the Japanese Securities and Exchange Law, reflect net income or loss attributed to the equity holders of respective partnerships, based on the latest available financial information as stipulated in the partnership agreements. ii) Derivatives: Derivatives are stated at their fair value. iii) Inventories: Merchandise: Merchandise is stated at the lower of cost, determined by the moving average method, or market value. Supplies: Supplies are stated at the latest purchase price. b. Depreciation and amortization i) Depreciation of property, plant and equipment: Depreciation of property, plant and equipment of the Company and domestic consolidated subsidiaries is calculated by the declining balance method; depreciation of property, plant and equipment of foreign consolidated subsidiaries is calculated by the straight-line method. Buildings, excluding structures, of the Company and domestic consolidated subsidiaries purchased on or after April 1, 1998 are calculated by the straight-line method.	a. Valuation method of significant assets i) Securities: Available-for-sale securities: Marketable securities: Same as at left Non-marketable securities: Same as at left ii) Derivatives: Same as at left iii) Inventories: Merchandise: Same as at left Supplies: Same as at left Real estate for sale: Real estate for sale is stated at cost by the individual price method. b. Depreciation and amortization i) Depreciation of property, plant and equipment: Same as at left

Item	For the year ended March 31, 2006	For the year ended March 31, 2007
4. Significant Accounting Policies (contd.)	ii) Amortization of intangible assets: Amortization of intangible assets is calculated by the straight-line method. Capitalized costs for computer software for internal use are amortized by the straight-line method over the estimated useful life (five years). c. Basis for significant allowances and reserves i) Allowance for doubtful accounts: Allowance for doubtful accounts is provided at an amount determined based on the historical experience of bad debt with respect to ordinary receivables, plus an estimate of uncollectible amounts for receivables from companies in financial difficulties. ii) Accrued employees' bonuses: Accrued employees' bonuses are provided based on the estimated amount to be paid. iii) Allowance for sales returns: Allowance for sales returns is provided for the estimated loss on the sales return to be made after the period-end, based on the gross profit on sales returns estimated based on the historical rate of sales returns.	ii) Amortization of intangible assets: Same as at left c. Basis for significant allowances and reserves i) Allowance for doubtful accounts: Same as at left ii) Accrued employees' bonuses: Same as at left iii) Allowance for sales returns: Same as at left iv) Allowance for loss on point program: Allowance for loss on point program is provided for the future expense caused by the consumption of points, for the consumption amount estimated based on the historical rate of consumption. Change in accounting policy: With regard to the points given to our customers, the accounting treatment in prior years was to record sales discount at the time customers used the points. As a system that can process actual data of grant, consumption and expiry of points on a timely basis has been introduced, "Allowance for loss on point program" has been provided from this fiscal year for the estimated amount of future consumption of awarded points. Also, as the granting of points for sales promotion purposes has been increasing recently, the points used by customers are now recorded in selling, general and administrative expenses. As a result of this change, net sales increased by ¥525 million and each of operating income, ordinary income and income before income taxes and minority interests decreased by ¥209 million. As the reasonable estimation has become available during this second half of the year, the prior method was used in the first half semi-annual period. Therefore, in the first half semi-annual consolidated financial statements, net sales and selling, general and administrative expenses were presented ¥232 million lower than in the case where the new method would have been used. The impact to the segment information is provided in the relevant section's footnotes appearing later.

Item	For the year ended March 31, 2006	For the year ended March 31, 2007
4. Significant Accounting Policies (contd.)	iv) Allowance for refundable excess interest: Allowance for refundable excess interest is provided for expected refund claims of interest on trade loans, which exceed the upper limit of the interest rate prescribed under the Interest Limitation Law. Additional Information: The allowance for refundable excess interest has been recorded starting from the fiscal year ended March 31, 2006, because of Supreme Court decisions on January 13 and 19, 2006 regarding the application of constructive reimbursement in Article 43 of the Money-Lending Business Control and Regulation Law, from which emerged a recognition of the importance of the reimbursement of excess interest that customers have paid beyond the cap interest rate established by the Interest Limitation Law. Accordingly, the operating income, ordinary income and income before income taxes and minority interests have decreased by ¥95 million compared to previous accounting procedure.	v) Allowance for refundable excess interest: Same as at left Additional Information: In accordance with the Industry Committee Report No. 37 issued by the Japan Institute of Certified Public Accountants, dated October 13, 2006, "Auditing Treatment on the Allowance for Refundable Excess Interest Claimed by the Customers of Non-Bank Financing Companies," the method of estimating allowance for refundable excess interest was changed from this fiscal year, whereby the allowance is reclassified from current liabilities to long-term liabilities. The effect of this change was to decrease operating income, ordinary income and income before income taxes and minority interests by ¥1,023 million. Impact on segment information is described in the Segment Information.
	v) Allowance for employees' retirement benefits: Allowance for employees' retirement benefits is provided principally at the amount calculated based on the estimated retirement benefit obligation and the estimated fair value of the pension plan assets at year-end. Certain subsidiaries have adopted the simplified method when calculating the retirement benefit obligation. Actuarial gain or loss is amortized by the straight-line method over a certain period (five years) which is shorter than the average remaining years of service of the eligible employees. Amortization of such gain or loss begins in the year of its recognition.	vi) Allowance for employees' retirement benefits: Same as at left
	vi) Allowance for retirement benefits for directors and corporate auditors: Allowance for retirement benefits for directors and corporate auditors is provided at the amount which would be required if all directors and corporate auditors retired at year-end.	vii) Allowance for retirement benefits for directors and corporate auditors: Same as at left
	d. Lease accounting Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.	d. Lease accounting Same as at left
	e. Hedge accounting Accounting for hedge transactions: Deferral hedge accounting is adopted.	e. Hedge accounting Accounting for hedge transactions: Same as at left
	i) Hedging instruments: Forward foreign exchange contracts and currency swaps.	i) Hedging instruments: Same as at left

Item	For the year ended March 31, 2006	For the year ended March 31, 2007
4. Significant Accounting Policies (contd.)	ii) Hedged items: Future transactions denominated in foreign currencies. iii) Hedging policy: Hedging transactions are to be made to hedge fluctuations in foreign exchange rates with respect to future transactions denominated in foreign currencies. iv) Assessment of effectiveness of hedge: As the hedge is deemed highly effective, the assessment of effectiveness of hedge is omitted. f. Other significant accounting policies i) Accounting for consumption taxes: Transactions subject to consumption taxes are recorded at the amount exclusive of consumption taxes. ii) Bond issue costs: Bond issue costs are charged to income as incurred.	ii) Hedged items: Same as at left iii) Hedging policy: Same as at left iv) Assessment of effectiveness of hedge: Same as at left f. Other significant accounting policies i) Accounting for consumption taxes: Same as at left ii) Bond issue costs: Same as at left
5. Capital Surplus and Retained Earnings	Consolidated statement of capital surplus and retained earnings is prepared based on the appropriation of retained earnings decided during the fiscal year.	————
6. Cash and Cash Equivalents in the Consolidated Statements of Cash Flows	Cash and cash equivalents in the consolidated statement of cash flows consist of cash on hand, cash in banks, which can be withdrawn on demand, and short-term investments, which become due within three months of the date of acquisition and can easily be converted into cash with negligible risk of change in value.	Same as at left

Changes in Significant Accounting Policies

For the year ended March 31, 2006	For the year ended March 31, 2007
Accounting Standard for the Impairment of Fixed Assets: The Company adopted a new accounting standard for the impairment of fixed assets "Opinion Concerning the Establishment of an Accounting Standard for the Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002 and the "Implementation Guideline on the Accounting Standard for the Impairment of Fixed Assets" (Business Accounting Standard Implementation Guideline No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003) from this fiscal year. The effect of this change was to decrease income before income taxes and minority interests by ¥42 million for this fiscal year.	————
————	Accounting Standard for the Presentation of Net Assets in the Balance Sheet: Effective from this fiscal year, the Company has adopted the "Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Business Accounting Standard No. 5 issued on December 9, 2005) and the "Implementation Guideline of Accounting Standard for the Presentation of Net Assets in the Balance Sheet" (Business Accounting Standard Implementation Guideline No. 8 issued on December 9, 2005). The corresponding amount to the total shareholders' equity as of the year-end under the previous standard was ¥64,443 million. Net assets in the consolidated balance sheet for this fiscal year are presented in accordance with the amended Regulations Concerning Consolidated Financial Statements.

Changes in Presentation

For the year ended March 31, 2006	For the year ended March 31, 2007
――――――	For the consolidated balance sheets: 1. Change in presentation of real estate for sale Real estate for sale, that had been included in "Inventories" in "Current assets" has been reclassified into an independent account "Real estate for sale" in "Inventories," as the materiality of the account has increased in this fiscal year. The amount of real estate for sale included in "Inventories" in the previous year was ¥456 million. 2. Change in presentation of contribution "Contribution" previously presented independently in "Investments and other assets" has been combined into "Other assets" in "Investments and other assets" as the materiality has decreased. The amount of contribution in "Other assets" is ¥1 million in the consolidated balance sheet for this year.

Additional Information

For the year ended March 31, 2006	For the year ended March 31, 2007
――――――	Change of purpose of holding assets: During this fiscal year, because of the change of the purpose of holding assets, the following reclassifications have been made: ¥1,172 million from "Buildings and structures" to "Real estate for sale," ¥3 million from "Machinery and equipment" to "Real estate for sale," ¥1 million from "Furniture and fixtures" to "Real estate for sale," ¥2,179 million from "Land" to "Real estate for sale," and ¥17 million from "Construction in progress" to "Real estate for sale."

Notes and Supplemental Information:

All amounts in the following are in millions of yen except per share data unless otherwise indicated.

Notes to the Consolidated Balance Sheets

March 31, 2006	March 31, 2007
*1 Pledged assets and secured liabilities Assets pledged as collateral: Buildings and structures 8,105 Land 10,536 Total 18,641 Liabilities secured by the above collateral: Short-term borrowings 1,379 Long-term borrowings 2,023 Total 3,402 In addition to the above, investment securities of ¥711 million and other investments of ¥233 million were pledged as collateral for derivative transactions.	*1 Pledged assets and secured liabilities Assets pledged as collateral: Real estate for sale 4,274 Buildings and structures 6,587 Land 8,357 Total 19,219 Liabilities secured by the above collateral: Short-term borrowings 1,464 Long-term borrowings 4,428 Total 5,893 In addition to the above, investment securities of ¥719 million and other investments of ¥237 million were pledged as collateral for derivative transactions.
*2 Guarantees Guarantees were provided as follows: Name of guaranteed company — Balance of liabilities guaranteed Granbell TV Co., Ltd. (Lease obligation) 60 Total 60	*2 Guarantees Guarantees were provided as follows: Name of guaranteed company — Balance of liabilities guaranteed Granbell TV Co., Ltd. (Lease obligation) 43 Nursery Co., Ltd. (Borrowings) 105 (Currency swap) 20 Total 168
*3 Investment in equities of non-consolidated subsidiaries is as follows: Investment securities (equity stocks) 506	*3 Investment in equities of non-consolidated subsidiaries is as follows: Investment securities (equity stocks) 493
*4 The Company and its subsidiary, Sunstage Finance Co., Ltd., entered into lending commitments with 10 banks for timely financing of working capital. Unexecuted balance granted under the lending commitments as of March 31, 2006 is summarized as follows: Total lending commitments 19,700 Executed loans 9,028 Unexecuted balance of lending commitments 10,671	*4 The Company and its subsidiary, Sunstage Finance Co., Ltd., entered into lending commitments with 10 banks for timely financing of working capital. Unexecuted balance granted under the lending commitments as of March 31, 2007 is summarized as follows: Total lending commitments 23,000 Executed loans 8,450 Unexecuted balance of lending commitments 14,550
*5 The number of issued shares of common stock of the Company is 27,001,728 shares.	―
*6 The number of shares of treasury common stock of the Company is 1,242,200 shares.	―

Notes to the Consolidated Statements of Income

For the year ended March 31, 2006		For the year ended March 31, 2007	
*1 Major items of selling, general and administrative expenses are as follows:		*1 Major items of selling, general and administrative expenses are as follows:	
Freight	8,580	Freight	9,181
Advertising	16,819	Advertising	16,754
Sales promotion	5,547	Sales promotion	6,160
Allowance for doubtful accounts	1,497	Allowance for doubtful accounts	1,797
Provision for refundable excess interest	95	Allowance for loss on points program	209
Salaries and wages	7,648	Provision for refundable excess interest	1,251
Accrued employees' bonuses	562	Salaries and wages	8,231
Allowance for retirement benefits for directors and corporate auditors	9	Accrued employees' bonuses	551
Allowance for employees' retirement benefits	84	Allowance for retirement benefits for directors and corporate auditors	7
Communication	7,314	Allowance for employees' retirement benefits	89
		Communication	7,418
*2 Details of loss on disposal of fixed assets are as follows:		*2 Details of loss on disposal of fixed assets are as follows:	
Buildings and structures	10	Buildings and structures	12
Machinery and equipment	0	Machinery and equipment	0
Furniture and fixtures	0	Furniture and fixtures	4
Long-term prepaid expenses	2		
*3 Devaluation of investment securities is as follows:		*3 Devaluation of investment securities is as follows:	
Investment securities	34	Investment securities	316
Stocks of affiliated companies	204	Stocks of affiliated companies	51
*4 When assessing impairment of fixed assets, the Company and its consolidated subsidiaries (together, the "Group") conduct such assessment for each group of assets classified principally by business segments as well as actual location. For leased assets and idle assets, however, the Group assesses impairment for each individual asset. For the following asset, which has been idle and is no longer expected to be used, the Group reduced its carrying value to net realizable value, resulting in an impairment loss of ¥42 million, which is included in extraordinary losses in the consolidated statement of income. Net realizable value of assets was determined at estimated sales price referring to the appraisal value used as basis for the imposition of property tax.		————	

Location	Type	Account
Nasu-cho, Tochigi Prefecture	Idle asset	Construction in progress

Notes to the Consolidated Statement of Shareholders' Equity

– For the year ended March 31, 2007 –

1. Type and number of shares issued and in treasury

	As of March 31, 2006 (Thousands of shares)	Increase (Thousands of shares)	Decrease (Thousands of shares)	As of March 31, 2007 (Thousands of shares)
Shares issued:				
Common stock (Note 1)	27,001	29,590	—	56,592
Total	27,001	29,590	—	56,592
Treasury stock:				
Common stock (Notes 2 and 3)	1,242	2,596	0	3,838
Total	1,242	2,596	0	3,838

Notes:

(1) The increase of 29,590 thousand shares of common stock was due to a stock split (27,001 thousand shares by a two-for-one stock split, effective on April 1, 2006), new share issuance of 2,476 thousand shares upon exercise of stock acquisition rights and that of 112 thousand shares upon conversion of convertible bonds.

(2) The increase of 2,596 thousand shares of common stock in treasury was due to a stock split (1,242 thousand shares by a two-for-one stock split, effective on April 1, 2006), purchase of 1,352 thousand shares in the stock market and that of 1 thousand shares of less-than-a-unit shares.

(3) The decrease of 0 thousand shares of common stock in treasury was due to additional purchase requests from shareholders for less-than-a-unit shares.

2. Stock acquisition rights

Company	Type	Type of shares to be issued	Number of shares to be issued (in thousands)				Balance as of March 31, 2007
			March 31, 2006	Increase	Decrease	March 31, 2007	
BELLUNA CO., LTD. (the Company)	Stock acquisition rights granted in 2003 (Notes 1 and 2)	Common stock	1,294	1,294	2,588	—	—
Total		—	1,294	1,294	2,588	—	—

Notes:

(1) The increase of stock acquisition rights granted in 2003 was due to a stock split, effective on April 1, 2006.

(2) The decrease of stock acquisition rights granted in 2003 was due to exercise of 2,476 thousand shares and expiration of 112 thousand shares.

3. Dividends

(1) Dividends paid

Approval	Type of share	Amount (Millions of yen)	Amount per share (Yen)	Record date	Effective date
Shareholders' meeting on June 29, 2006	Common stock	772	30.0	March 31, 2006	June 29, 2006
Board of directors' meeting on September 21, 2006	Common stock	399	7.5	September 30, 2006	December 8, 2006

(2) Dividends with a record date during year ended March 31, 2007, payable after March 31, 2007

Approval	Type of share	Amount (Millions of yen)	Source	Amount per share (Yen)	Record date	Effective date
Shareholders' meeting on June 28, 2007	Common stock	395	Retained earnings	7.5	March 31, 2007	June 29, 2007

Notes to the Consolidated Statements of Cash Flows

For the year ended March 31, 2006	For the year ended March 31, 2007
1 Cash and cash equivalents as of March 31, 2006 are reconciled to the accounts reported in the consolidated balance sheet as follows:	1 Cash and cash equivalents as of March 31, 2007 are reconciled to the accounts reported in the consolidated balance sheet as follows:

	As of March 31, 2006
Cash on hand and in banks	21,869
Time deposits with maturities more than three months	(1,908)
Securities and securities investment trust under repurchase agreement with which the original maturity is within 3 months	—
Cash and cash equivalents	19,960

	As of March 31, 2007
Cash on hand and in banks	28,065
Time deposits with maturities more than three months	(1,679)
Securities and securities investment trust under repurchase agreement with which the original maturity is within 3 months	—
Cash and cash equivalents	26,385

2 Major non-cash transactions:

	For the year ended March 31, 2006	For the year ended March 31, 2007
Increase of common stock by exercise of stock acquisition rights	5	57
Increase of capital surplus by exercise of stock acquisition rights	5	57
Decrease of stock acquisition rights by exercise	11	114
Increase of common stock by conversion of convertible bonds	1,014	96
Increase of capital surplus by conversion of convertible bonds	1,014	95
Decrease of convertible bonds by conversion	2,029	191

Notes Regarding Lease Transactions

(Millions of yen)

For the year ended March 31, 2006

Finance leases other than those which are deemed to transfer ownership of the leased property to the lessee:

1. Acquisition cost, accumulated depreciation and year-end net carrying value:

	Acquisition cost	Accumulated depreciation	Net carrying value
Machinery and equipment	1,620	786	833
Furniture and fixtures	2,866	1,846	1,019
Other	1,622	815	806
Total	6,108	3,449	2,659

2. Future minimum lease payments:

Due within one year	1,083
Due after one year	1,794
Total	2,877

3. Lease expense, depreciation and interest expense:

Lease expense	1,304
Depreciation	1,217
Interest expense	85

4. Depreciation method:

Leased assets are depreciated by the straight-line method over the lease period with no residual value.

5. Calculation of interest expense:

Difference between total lease payments and acquisition cost of leased asset is regarded as interest expense. Such expense is allocated to each period based on the periodic interest method.

For the year ended March 31, 2007

Finance leases other than those which are deemed to transfer ownership of the leased property to the lessee:

1. Acquisition cost, accumulated depreciation and year-end net carrying value:

	Acquisition cost	Accumulated depreciation	Net carrying value
Machinery and equipment	2,251	1,072	1,179
Furniture and fixtures	1,880	1,012	868
Other	1,366	716	650
Total	5,499	2,800	2,698

2. Future minimum lease payments:

Due within one year	989
Due after one year	1,821
Total	2,810

3. Lease expense, depreciation and interest expense:

Lease expense	1,238
Depreciation	1,060
Interest expense	69

4. Depreciation method:

Same as at left

5. Calculation of interest expense:

Same as at left

Notes Regarding Securities

1. Trading securities: None

2. Marketable held-to-maturity debt securities: None

3. Marketable available-for-sale securities:

– As of March 31, 2006 –

Securities with carrying amount on balance sheet exceeding acquisition cost:

Type of securities	Acquisition cost (Millions of yen)	Carrying value (Millions of yen)	Unrealized gain (loss) (Millions of yen)
Stocks	994	1,762	768
Bonds			
Japanese national and local government bonds	—	—	—
Corporate bonds	97	100	3
Other bonds	312	396	83
Other	1,379	1,586	207
Subtotal (a)	2,783	3,846	1,062

Securities with carrying amount on balance sheet not exceeding acquisition cost:

Type of securities	Acquisition cost (Millions of yen)	Carrying value (Millions of yen)	Unrealized gain (loss) (Millions of yen)
Stocks	132	116	(16)
Bonds			
Japanese national and local government bonds	—	—	—
Corporate bonds	874	826	(48)
Other bonds	—	—	—
Other	638	612	(26)
Subtotal (b)	1,646	1,555	(91)
Total (a+b)	4,430	5,401	971

– As of March 31, 2007–

Securities with carrying amount on balance sheet exceeding acquisition cost:

Type of securities	Acquisition cost (Millions of yen)	Carrying value (Millions of yen)	Unrealized gain (loss) (Millions of yen)
Stocks	350	728	377
Bonds			
Japanese national and local government bonds	—	—	—
Corporate bonds	—	—	—
Other bonds	—	—	—
Other	1,106	1,148	42
Subtotal (c)	1,457	1,877	419

Securities with carrying amount on balance sheet not exceeding acquisition cost:

Type of securities	Acquisition cost (Millions of yen)	Carrying value (Millions of yen)	Unrealized gain (loss) (Millions of yen)
Stocks	3,415	3,140	(275)
Bonds			
Japanese national and local government bonds	—	—	—
Corporate bonds	969	930	(38)
Other bonds	—	—	—
Other	696	630	(65)
Subtotal (d)	5,081	4,702	(379)
Total (c+d)	6,539	6,579	40

Note:

For the fiscal year ended March 31, 2007, the Company recorded ¥313 million as impairment of value.

The impairment is automatically recorded when the market value of a security declined to 50% of its acquisition cost or lower. The impairment could also be recorded if the market value of a security declined to about 70 to 50% of its acquisition cost, giving consideration to such factors as materiality of the amount and recoverability of the fair value.

4. Available-for-sale securities sold during years ended March 31, 2006 and 2007:

– For the year ended March 31, 2006 –

Proceeds of sale (Millions of yen)	Gain on sale (Million of yen)	Loss on sale (Millions of yen)
1,752	383	34

– For the year ended March 31, 2007 –

Proceeds of sale (Millions of yen)	Gain on sale (Million of yen)	Loss on sale (Millions of yen)
4,728	509	29

5. Securities not appraised by market value and their carrying amount on consolidated balance sheets:

Category	March 31, 2006 Amount on the consolidated balance sheet (Millions of yen)	March 31, 2007 Amount on the consolidated balance sheet (Millions of yen)
Held-to-maturity securities:		
Other	500	500
Available-for-sale securities:		
Money management fund and mid-term JGB fund	—	—
Unlisted bonds	40	40
Unlisted stocks	507	581
Other	1,382	3,176

6. Redemption schedules of available-for-sale securities that have maturity, and held-to-maturity bonds:

– As of March 31, 2006 –

	Within 1 year (Millions of yen)	1 to 5 years (Millions of yen)	5 to 10 years (Millions of yen)	Over 10 years (Millions of yen)
Bonds				
Japanese government bonds and local government bonds	—	—	—	—
Corporate bonds	100	866	—	—
Other	—	—	—	396
Other	94	675	1,735	1,141
Total	195	1,541	1,735	1,537

– As of March 31, 2007 –

	Within 1 year (Millions of yen)	1 to 5 years (Millions of yen)	5 to 10 years (Millions of yen)	Over 10 years (Millions of yen)
Bonds				
Japanese government bonds and local government bonds	—	—	—	—
Corporate bonds	878	—	—	91
Other	—	—	—	—
Other	19	757	1,290	737
Total	898	757	1,290	829

Notes Regarding Derivatives

1. Transaction related matters:

For the year ended March 31, 2006	For the year ended March 31, 2007
(1) Nature of transactions Derivative instruments used by the Company are currency option contracts and currency swap contracts.	(1) Nature of transactions Same as at left
(2) Policy of utilization of derivative instruments The Company uses derivative instruments solely for hedging of currency and interest rate risk exposure and does not use derivatives for speculative purposes.	(2) Policy of utilization of derivative instruments Same as at left
(3) Purpose of utilization of derivative instruments Derivatives are used to hedge the foreign exchange rate fluctuation risk in the foreign currency receivables and payables and to seek stable profitability.	(3) Purpose of utilization of derivative instruments Same as at left
(4) Risks related to derivative transactions Currency option contracts and currency swap contracts used by the Company have foreign exchange risk. The counterparties of these transactions are limited to highly rated financial institutions and credit risks are considered almost nil.	(4) Risks related to derivative transactions Same as at left
(5) Risk management system Execution and control of derivatives are handled by the Company's treasury department with the approval of authorized settlement personnel in accordance with the internal rules that stipulate authorization, transaction volume limit, etc.	(5) Risk management system Same as at left
(6) Supplementary explanation of fair value information Contract amounts shown in the fair value information are nominal contract amounts or notional amounts for the purpose of calculation, and such amounts do not indicate the size of derivative transaction risks.	(6) Supplementary explanation of fair value information Same as at left

2. Fair value information:

Contract amounts, fair value and unrealized gains or losses of derivative transactions:

Currency derivatives

– As of March 31, 2006 –

	Type of transactions	Contract amount (Millions of yen)	Over 1 year contracts (Millions of yen)	Fair value (Millions of yen)	Unrealized gain (loss) (Millions of yen)
Off-market transactions	Currency options:				
	Selling				
	US$—put	70	17	(3)	(0)
	Buying				
	US$—call	70	17	0	0
	Currency swaps:				
	Buying				
	US$	3,837	3,232	40	40
	HK$	—	—	—	—
	Total	3,908	3,250	37	40

– As of March 31, 2007 –

	Type of transactions	Contract amount (Millions of yen)	Over 1 year contracts (Millions of yen)	Fair value (Millions of yen)	Unrealized gain (loss) (Millions of yen)
Off-market transactions	Currency options:				
	Selling				
	US$—put	—	—	—	—
	Buying				
	US$—call	—	—	—	—
	Currency swaps:				
	Buying				
	US$	2,705	2,298	2,836	131
	HK$	852	511	864	12
	Total	3,557	2,809	3,701	144

Notes:

1. Calculation method of fair value:
   Fair values are determined based on the information provided by financial institutions.
2. Contract amounts shown in the above are nominal contract amounts or notional amounts for the purpose of calculation, and such amounts do not indicate the size of derivative transaction risks.
3. Derivatives that are recorded by the hedge accounting are excluded from the above.

Notes Regarding Retirement and Pension Plans

1. Summary of retirement and pension plans:

The Company and its consolidated subsidiaries maintain defined benefit pension plans as qualified pension plans and retirement allowance plans.

2. Liabilities for employees' retirement benefits:

Category	For the year ended March 31, 2006 (Millions of yen)	For the year ended March 31, 2007 (Millions of yen)
① Projected benefit obligation	(601)	(691)
② Fair value of pension plan assets	547	631
③ Unfunded benefit obligation (①+②)	(53)	(59)
④ Unrecognized impact of accounting change	—	—
⑤ Unrecognized actuarial gain (loss)	(56)	(74)
⑥ Unrecognized prior service cost	—	—
⑦ Balance on the consolidated balance sheet (③+④+⑤+⑥)	(110)	(134)
⑧ Prepaid pension cost	—	0
⑨ Allowance for employees' retirement benefits (⑦+⑧)	(110)	(134)

Note: Certain subsidiaries apply simplified methods for the calculation of liabilities for employees' retirement benefits.

3. Components of net periodic retirement benefit costs:

Category	For the year ended March 31, 2006 (Millions of yen)	For the year ended March 31, 2007 (Millions of yen)
① Service cost	80	97
② Interest cost	13	14
③ Expected return on plan assets	(10)	(13)
④ Amortization of cost due to accounting change	—	—
⑤ Amortization of actuarial differences	1	(6)
⑥ Amortization of prior service cost	—	—
⑦ Net periodic retirement benefit costs (①+②+③+④+⑤+⑥)	84	90

4. Assumptions used in calculation of the above information:

Category	For the year ended March 31, 2006	For the year ended March 31, 2007
① Discount rate	2.5%	2.5%
② Expected rate of return on plan assets	2.5%	2.5%
③ Allocation method of projected benefit obligation	Straight-line method	Same as at left
④ Amortization period for prior service cost (Straight-line method is adopted within the term of average remaining service period of employees.)	5 years	Same as at left
⑤ Recognition period for actuarial gain/loss (Straight-line method is adopted within the term of average remaining service period of employees.)	5 years	Same as at left

Notes Regarding Deferred Income Taxes

For the year ended March 31, 2006

1. Significant components of deferred tax assets and liabilities:

	(Millions of yen)
Deferred tax assets:	
Accrued employees' bonuses	248
Accrued enterprise taxes	221
Allowance for doubtful accounts	10
Allowance for sales returns	51
Allowance for retirement benefits for directors and corporate auditors	97
Devaluation of investment securities	109
Devaluation of stocks of affiliated companies	80
Other	282
Deferred tax assets total	1,104
Deferred tax liabilities:	
Unrealized loss on disposal of fixed assets	(28)
Unrealized gain (loss) on available-for-sale securities	(418)
Deferred tax liabilities total	(446)
Net deferred tax assets	657

For the year ended March 31, 2007

1. Significant components of deferred tax assets and liabilities:

	(Millions of yen)
Deferred tax assets:	
Accrued employees' bonuses	250
Accrued enterprise taxes	254
Allowance for doubtful accounts	101
Allowance for sales returns	35
Allowance for loss on point program	84
Allowance for refundable excess interest	506
Allowance for retirement benefits for directors and corporate auditors	83
Devaluation of investment securities	126
Devaluation of stocks of affiliated companies	104
Other	337
Deferred tax assets total	1,885
Deferred tax liabilities:	
Unrealized loss on disposal of fixed assets	(27)
Unrealized gain (loss) on available-for-sale securities	(16)
Unrealized gain (loss) on certain hedge transactions	(85)
Deferred tax liabilities total	(129)
Net deferred tax assets	1,755

2. Significant components of the difference between the statutory tax rate and the effective tax rate:

	(%)
Statutory tax rate	40.43
Tax rate difference of overseas subsidiaries	(1.08)
Taxation in other jurisdictions of overseas subsidiaries	2.73
Other	1.27
Effective tax rate	43.35

Segment Information

Business segment information

– For the year ended March 31, 2006 –

	(Millions of yen)								
	Catalog	Single-item Mail Order	Advanced Finance	BOT	Karemu	Other	Total	Eliminations /Corporate	Consolidated
I. Net sales and operating income:									
Net sales									
(1) Sales to third parties	79,028	27,820	6,134	1,839	3,254	3,861	121,938	—	121,938
(2) Inter-segment sales	0	0	—	312	—	72	384	(384)	—
Total	79,028	27,820	6,134	2,151	3,254	3,933	122,323	(384)	121,938
Operating expenses	75,694	24,679	3,631	274	3,472	3,390	111,144	(467)	110,676
Operating income (or loss)	3,334	3,140	2,502	1,877	(218)	542	11,179	82	11,261
II. Assets, depreciation and capital expenditures:									
Assets	61,667	12,752	33,266	722	619	9,498	118,527	726	119,253
Depreciation	613	107	18	1	6	251	999	11	1,010
Capital expenditures	553	405	12	7	4	1,248	2,231	0	2,231

Notes:

1. Businesses segments are classified based on business operations within the Group.
2. Description of business segments:
   - (1) Catalog — Catalog Business consists of mail order services of daily goods and related services.
   - (2) Single-item Mail Order — Single-item Mail Order Business consists of "specialized-type" mail order services focusing on specific items in certain areas, such as foods, cosmetics and health foods.
   - (3) Advanced Finance — Finance Business consists of consumer loan services and secured loan services to corporate customers.
   - (4) BOT — BOT (Outsourcing) Business consists of a commission business inserting leaflets for other companies into the Group's merchandise catalogs or sending them together with the Group's merchandise.
   - (5) Karemu — Karemu (Exhibition Sales) Business consists of sale of specific items by sample exhibit.
   - (6) Other — Other Business consists of property leasing and wholesale business.
3. No unallocated operating expenses are included in "Eliminations / Corporate."
4. Change in segments

   In prior years, the Company reported business segment information in five categories, Catalog, Hanpu (Monthly delivery), Single-item Mail Order, Finance and Other. Effective this year, business segments were reclassified into the following six segments in order to more properly show the operational results and conditions of each business in line with the Group's business expansion and, thereby to clarify profit responsibility of each and strengthen the Group management:

   Catalog, Single-item Mail Order, Advanced Finance, BOT, Karemu and Other.

– For the year ended March 31, 2007 –

	Catalog	Single-item Mail Order	Advanced Finance	BOT	Karemu	Property	Other	Total	Eliminations /Corporate	Consolidated
	(Millions of yen)									
I. Net sales and operating income:										
Net sales										
(1) Sales to third parties	80,869	29,109	8,429	1,920	3,546	4,366	1,670	129,912	—	129,912
(2) Inter-segment sales	—	—	—	291	—	29	—	320	(320)	—
Total	80,869	29,109	8,429	2,211	3,546	4,395	1,670	130,233	(320)	129,912
Operating expenses	78,492	25,368	6,023	375	3,855	2,549	1,544	118,209	(418)	117,790
Operating income (or loss)	2,377	3,741	2,405	1,836	(309)	1,846	126	12,024	97	12,122
II. Assets, depreciation and capital expenditures:										
Assets	72,138	13,851	49,550	679	562	10,209	1,533	148,524	714	149,239
Depreciation	660	83	34	4	5	189	34	1,012	11	1,023
Capital expenditures	2,670	99	28	10	1	500	1	3,311	—	3,311

Notes:

1. Businesses segments are classified based on business operations within the Group.
2. Description of business segments:
   - (1) Catalog — Catalog Business consists of mail order services of daily goods and related services.
   - (2) Single-item Mail Order — Single-item Mail Order Business consists of "specialized type" mail order services focusing on specific items in certain areas, such as foods, cosmetics and health foods.
   - (3) Advanced Finance — Finance Business consists of consumer loan services and secured loan services to corporate customers.
   - (4) BOT — BOT (Outsourcing) Business consists of a commission business inserting leaflets for other companies into the Group's merchandise catalogs or sending them together with the Group's merchandise.
   - (5) Karemu — Karemu (Exhibition Sales) Business consists of sale of specific items by sample exhibit.
   - (6) Property — Rent of real estate, recovery and development of real estate.
   - (7) Other — Other Business consists of wholesale business, etc.
3. No unallocated operating expenses are included in "Eliminations / Corporate."
4. With regard to the points on the point service program given to our customers, the accounting treatment in prior years was to record sales discount at the time customers used the points. As a system that can process actual data of grant, consumption and expiry of points on a timely basis has been introduced, "Allowance for loss on point program" has been provided from this fiscal year for the estimated amount of future consumption of awarded points. Also, as the granting of points for sales promotion purposes has been increasing recently, the points used by customers are now recorded in selling, general and administrative expenses.
   As a result of this change, in the Catalog segment, net sales increased by ¥525 million, operating expenses increased by ¥734 million, and operating income decreased by ¥209 million. As the reasonable estimation has become available during this second half of the year, the prior method was used in the first half semi-annual consolidated financial statements. Therefore, in the first half semi-annual consolidated financial statements, net sales and operating expenses of the Catalog segment are recorded ¥232 million lower than in the case where the new method would have been used.
5. In accordance with the Industry Committee Report No. 37 issued by the Japan Institute of Certified Public Accountants dated October 13, 2006, "Auditing Treatment on the Allowance for Refundable Excess Interest Claimed by the Customers of Non-Bank Financing Companies," the method of estimating allowance for refundable excess interest was changed from this fiscal year, whereby the allowance is reclassified from current liabilities to long-term liabilities.
   The effect of this change was to increase operating expenses by ¥1,023 million and decrease operating income by ¥1,023 million in the Advanced Finance segment, as compared with the previous method.
6. In the previous year, the Company reported business segment information in six categories: Catalog, Single-item Mail Order, Advanced Finance, BOT, Karemu and Other. Beginning this year, the "Property" business, which had been a part of the "Other" segment, was separated as a new segment, as its operating income exceeded 10% of the total of all business segments. Accordingly, the business segment information is now presented in seven categories.
   The following is the previous year's segment information restated applying the new seven segment classification.

– For the year ended March 31, 2006 –

	(Millions of yen)									
	Catalog	Single-item Mail Order	Advanced Finance	BOT	Karemu	Property	Other	Total	Eliminations /Corporate	Consolidated
I. Net sales and operating income:										
Net sales										
(1) Sales to third parties	79,028	27,820	6,134	1,839	3,254	2,548	1,313	121,938	—	121,938
(2) Inter-segment sales	0	0	—	312	—	35	36	384	(384)	—
Total	79,028	27,820	6,134	2,151	3,254	2,583	1,349	122,323	(384)	121,938
Operating expenses	75,694	24,679	3,631	274	3,472	2,131	1,259	111,144	(467)	110,676
Operating income (or loss)	3,334	3,140	2,502	1,877	(218)	452	90	11,179	82	11,261
II. Assets, depreciation and capital expenditures:										
Assets	61,667	12,752	33,266	722	619	8,163	1,334	118,527	726	119,253
Depreciation	613	107	18	1	6	208	42	999	11	1,010
Capital expenditures	553	405	12	7	4	1,246	2	2,231	0	2,231

Geographic segment information

– For the year ended March 31, 2006 –

Geographical segment information is not presented since operations in Japan represent more than 90% of the total of all segments in sales as well as in assets.

– For the year ended March 31, 2007 –

Geographical segment information is not presented since operations in Japan represent more than 90% of the total of all segments in sales as well as in assets.

Overseas sales

– For the year ended March 31, 2006 –

Overseas sales are not presented since they represent less than 10% of the consolidated sales.

– For the year ended March 31, 2007 –

Overseas sales are not presented since they represent less than 10% of the consolidated sales.

Transactions with related parties

– For the year ended March 31, 2006 –

(1) Parent company and major corporate shareholders

Attribution	Name	Address	Capital (Millions of yen)	Business	Ownership (%)	Relation		Nature of transaction	Transaction amount (Millions of yen)	Account	Balance at year-end
						Concurrent directors	Business relation				
Major corporate shareholder	Friend Stage, Co., Ltd.	Ageo, Saitama	50	Seal stamp distributor	Directly owned 13.81	1	—	Office rent	1	—	—

Notes:

1. Consumption tax is not included in above amounts.
2. Mr. Kiyoshi Yasuno, President of the Company and his immediate family directly own 100% voting rights.

– For the year ended March 31, 2007 –

(1) Parent company and major corporate shareholders

Attribution	Name	Address	Capital (Millions of yen)	Business	Ownership (%)	Relation		Nature of transaction	Transaction amount (Millions of yen)	Account	Balance at year-end
						Concurrent directors	Business relation				
Major corporate shareholder	Friend Stage, Co., Ltd.	Ageo, Saitama	50	Seal stamp distributor	Directly owned 14.82	1	—	Office rent	1	—	—

Notes:

1. Consumption tax is not included in above amounts.
2. Mr. Kiyoshi Yasuno, President of the Company and his immediate family directly own 100% voting rights.

Per Share Information

For the year ended March 31, 2006		For the year ended March 31, 2007	
Net assets per share	2,220.42 yen	Net assets per share	1,223.95 yen
Basic net income per share	274.95 yen	Basic net income per share	134.88 yen
Diluted net income per share	258.59 yen	Diluted net income per share	130.52 yen
On May 20, 2005, the Company implemented a stock split at the rate of 1.1 shares for each outstanding share.		On April 1, 2006, the Company implemented a two-for-one stock split for each outstanding share.	
Per share information for the year ended March 31, 2005 on the assumption that the stock split was implemented on April 1, 2004 is as follows:		Per share information for the year ended March 31, 2006 on the assumption that the stock split was implemented on April 1, 2005 is as follows:	
Net assets per share	1,926.73 yen	Net assets per share	1,110.21 yen
Basic net income per share	266.94 yen	Basic net income per share	137.47 yen
Diluted net income per share	252.08 yen	Diluted net income per share	129.29 yen

Note:
Basic and diluted net income per share are calculated based on the following:

	For the year ended March 31, 2006	For the year ended March 31, 2007
Basic net income per share:		
Net income (millions of yen)	6,935	7,141
Amount not attributable to common shareholders (millions of yen)	—	—
Net income attributable to common shareholders (millions of yen)	6,935	7,141
Average number of shares during the year (in thousands)	25,224	52,948
Diluted net income per share:		
Adjustments to net income (millions of yen)	7	11
(Interest expense, net of tax, included in the above) (millions of yen)	(5)	(4)
(Handling fee, net of tax, included in the above) (millions of yen)	—	(7)
Increase in number of shares of common stock (in thousands)	1,624	1,854
(Increase in number of shares upon conversion of convertible bonds, included in the above) (in thousands)	(1,435)	(1,654)
(Increase in number of shares upon exercise of stock acquisition rights attached to bonds with stock acquisition rights, included in the above) (in thousands)	—	(79)
Securities with no dilutive effect excluded from the computation of diluted net income per share	—	—

Significant Subsequent Events

<table>
<tr><th>For the year ended March 31, 2006</th><th>For the year ended March 31, 2007</th></tr>
<tr><td>The Company issued new shares of stock by stock split pursuant to the resolution of the board of directors at its meeting held on December 15, 2005, as follows:

1. Effective April 1, 2006, a two-for-one stock split was implemented for shares of common stock of the Company:
(1) The number of shares increased:
Common stock: 27,001,728 shares.
(2) Method of stock split:
Each share of common stock held by shareholders registered on the register of shareholders (including the register of beneficial shareholders) as of the close of March 31, 2006 was split into two shares.

2. Commencement date for dividend calculation:
April 1, 2006.

Per share information for the prior year on the assumption that the stock split was implemented at the beginning of the prior year, and per share information for this year on the assumption that the stock split was implemented at the beginning of this year are as follows:

(Yen)
<table><tr><th>Prior fiscal year</th><th>This fiscal year</th></tr><tr><td>Net assets per share 963.36</td><td>Net assets per share 1,110.21</td></tr><tr><td>Basic net income per share 133.47</td><td>Basic net income per share 137.47</td></tr><tr><td>Diluted net income per share 126.04</td><td>Diluted net income per share 129.29</td></tr></table></td><td>―――</td></tr>
</table>

Supplementary Schedules

Bonds

Company	Description	Date of issue	March 31, 2006 (Millions of yen)	March 31, 2007 (Millions of yen)	Coupon rate	Collateral	Maturity
Belluna Co., Ltd.	2nd Unsecured Convertible bonds	April 15, 2002	2,970 (2,970)	—	0.20%	None	March 30, 2007
Belluna Co., Ltd.	2nd Unsecured Straight bonds	September 21, 2005	10,000	10,000	0.96%	None	September 21, 2010
Belluna Co., Ltd.	Euro Yen Convertible Bonds due 2012	March 26, 2007	—	11,000	1.1%	None	March 31, 2012
Total	—	—	12,970 (2,970)	21,000	—	—	—

Notes:

1. Parentheses indicate amounts to be redeemed within 1 year.
2. Terms of convertible bonds are as follows:

Description	Convertible period	Stock to be issued	Conversion price	Amount to be transferred to the common stock account
2nd Unsecured Convertible bonds	From May 1, 2002 to March 29, 2007	Common stock	1,702.80 yen per share	852 yen

3. Terms of Euro yen convertible bonds (bonds with stock acquisition rights) are as follows:

Description	Euro yen convertible bonds due 2012
Stock to be issued	Common stock
Issue price of stock acquisition rights ("rights")	Free
Issue price of stock	2,278 yen per share
Total amount of bonds issued (millions of yen)	11,000
Aggregate amount of shares of common stock issued upon exercise of rights (yen)	—
Ratio of grant of rights	100 %
Exercise period of rights	From March 30, 2007 to March 17, 2012

Note: Upon exercise of the rights, the bonds pertaining to the rights shall be made a capital contribution in kind to the Company, whereby the contribution price shall be the face amount of the bonds.

4. Redemption schedule in the next 5 years is as follows: (Millions of yen)

Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
—	—	—	10,000	11,000

Borrowings

	March 31, 2006 (Millions of yen)	March 31, 2007 (Millions of yen)	Average interest rate	Repayment date
Short-term borrowings	10,668	17,998	1.46%	—
Current portion of long-term borrowings	631	979	1.78%	—
Long-term borrowings (except current portion)	6,597	11,003	1.78%	From 2008 to 2017
Other interest-bearing liabilities	—	—	—	—
Total	17,897	29,981	—	—

Notes:

1. Average interest rate is the average during the year.
2. Repayment schedule of long-term borrowings (except current portion) in the next 5 years is as follows: (Millions of yen)

Due in	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years
Long-term borrowings	8,592	873	893	111

OTHER

Not applicable.

Notice Concerning English Language Financial Statements and Independent Auditors' Report

The consolidated financial statements and notes to consolidated financial statements contained in this Annual Report are an English translation of the Company's Annual Securities Report (Yukashoken Hokokusho), a statutory disclosure document in Japan.

In order to view the Company's Annual Securities Report, including the original text of the consolidated financial statements, notes to the consolidated financial statements and independent auditors' report, please refer to the Company's Web site: http://www.belluna.co.jp/ir/library/financial.html

Corporate Data (as of March 31, 2007)

Company Name
Belluna Co., Ltd.

Head Office
4-2, Miyamoto-cho, Ageo, Saitama
362-8688, Japan
Tel: +81-48-771-7753

Capital Stock
¥10,607 million

Established
June 1977

Number of Employees
1,102

Directors and Corporate Auditors (as of June 28, 2007)
President and Representative Director
Kiyoshi Yasuno

Managing Director
Takeo Shimano

Directors
Junko Shishido
Yukihiro Katabe
Masakazu Oikawa
Toshio Takahashi

Standing Corporate Auditor
Shuji Fujita

Corporate Auditors
Isao Nakamura*
Yukimitsu Watabe*
Tadashi Furuhashi
*Outside Auditor

Consolidated Subsidiaries
Refre Co., Ltd.
El Dorado Co., Ltd.
Ozio Co., Ltd.
Bell-Net International Hong Kong Ltd.
B.N. International U.S.A. Inc.
Friendly Co., Ltd.
Sunstage Co., Ltd.
Bell-Net Credit Co., Ltd.

Investor Information (as of March 31, 2007)

Common Stock
Stock Exchange Listing
Tokyo Stock Exchange, 1st Section

Number of Shares Issued and Outstanding
56,592,274

Number of Shareholders
6,940

Transfer Agent
Mitsubishi UFJ Trust & Banking Corporation

ADRs
Exchange
OTC (U.S.A.)

Ratio
2 ADRs = 1 share of common stock

Symbol
BLUNY

CUSIP
07986W102

Depositary
The Bank of New York
Tel: (212)815-2042
U.S. Toll Free: 888-269-2377 (888-BNY-ADRS)
URL: http://www.adrbny.com

Major Shareholders

Shareholder Name	Percentage of Total Shares
Kiyoshi Yasuno	20.09
Friend Stage Co., Ltd.	14.81
Nihon Ribowaru Inc.	8.26
Japan Trustee Services Bank, Ltd. (Trust Account)	5.52
The Master Trust Bank of Japan, Ltd. (Trust Account)	4.98
National Mutual Insurance Federation of Agricultural Cooperatives	3.67
Kimi Yasuno	3.15
Morgan Stanley and Company, Inc.	2.49
Trust & Custody Services Bank, Ltd.	2.17
The Nomura Trust and Banking Co., Ltd.	2.15

For Further Information
URL: http://www.belluna.co.jp/ir/index_e.html
E-mail: ir@belluna.co.jp

BELLUNA

4-2, Miyamoto-cho, Ageo, Saitama 362-8688, Japan
http://www.belluna.co.jp/ir/index_e.html

END